Contact

www.linkedin.com/in/steve-wilson-3435535 (LinkedIn)
www.texzon.net (Company)
www.powermultiplier.com (Company)
lowerpowerrates.com (Company)

Top Skills

Product Development
Renewable Energy
Energy

Steve Wilson

CEO at Texzon Utilities
Dallas-Fort Worth Metroplex

Summary

Currently 18 years in the deregulated electricity and renewable energy markets. Brokering electricity and developing a scientific breakthrough in the transmission of electricity.

Addressing the worlds biggest environmental concern by developing plants recycling plastic waste to fuel.

Building wireless broadband and 5G infrastructure in the underserved rural markets.

Over 20 years in the deregulated telecommunications industry primarily developing and constructing outside plant fiber optic networks and data centers.

Goal- To successfully complete my current assignments with excellence, and develop projects and initiatives for Kingdom expansion. To fulfill my God given destiny.

Specialties: Entrepreneurship, leadership, vision casting, planning, project management, product development, renewable energy, electricity transmission and distribution, energy storage, and telecommunications.

Experience

NODABL Networks
Partner
March 2018 - Present (3 years 8 months)
Waxahachie, Texas, United States

NODABL is currently selling, installing, and maintaining CBRS Private 4G LTE Networks.

Texzon Utilities

CEO

February 2002 - Present (19 years 9 months)

Provide leadership, vision, strategic initiatives, and product development in this highly innovative energy company.

Layerone
Vice President

1999 - 2002 (3 years)

My team secured, designed, and built telecom data centers in carrier hotels across the US.

ACSI
Regional Manager/Project Manager

1995 - 1999 (4 years)

Responsible for design and turn key construction of outside plant fiber optic networks and data centers throughout the southwest.

MCI
Engineer

1994 - 1995 (1 year)

Prepare the engineering documents to field installers on upgraded SONET Networks.

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Education

Mountainview College

General studies · (1976 - 1978)